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                             December 12, 2023

       Zonghan Wu
       Chief Executive Officer
       SSHT S&T Group Ltd.
       46 Reeves Road, Pakuranga
       Auckland, New Zealand, 2010

                                                        Re: SSHT S&T Group Ltd.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed November 22,
2023
                                                            File No. 333-271831

       Dear Zonghan Wu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2023 letter.

       Amendment No. 5 to Registration Statement on Form F-1

       Cover page

   1. Please revise your cover page to clearly present the information and to remove repetitive disclosure. In
particular, it appears that the disclosure listed under "Regulatory
                                                        Permission" repeats
much of the disclosure above the heading. As one example, we note that you discuss the
CSRC Trial Measures in multiple places on the cover page (pages 2,
                                                        3, 4, 5, 7, 8 and 9 of
the cover page). Please discuss the CSRC Trial Measures in a single place on the cover
page, clearly lay out the requirements and discuss whether and how you are covered by such
requirements. This is just one example. Please make similar
                                                        changes elsewhere in
the prospectus as applicable.
   2. We note your revised disclosure on page 14 in response to comment 3. We also note that you address
consequences to the company and directly responsible officers and directors. Please
revise to discuss these consequences on the cover page and include the
 Zonghan Wu
FirstName
SSHT S&TLastNameZonghan    Wu
           Group Ltd.
Comapany12,
December  NameSSHT
              2023    S&T Group Ltd.
December
Page 2    12, 2023 Page 2
FirstName LastName
         consequences to investors and the ability to maintain your listing, if any, if the advice from Yangsan Law Firm is incorrect and your quotation on the OTC Pink market is not sufficient to meet the requirement that you have listed securities in an overseas market.
Risk Factor
Risks Related to Doing Business in China, page 13

3. We note your revised disclosure on page 15 in response to prior comment 5. Please revise to clarify, as you do in your response letter that these risks and uncertainties are related to
         transfers by SJMC to its shareholders because, as per the Company   s
current corporate
         structure, SJMC is wholly owned by WHL, which is wholly owned by the Company and that any transfers between SJMC and WHL could be construed and interpreted as an indirect transfer of ownership by SJMC to the Company.
The audit report included in this Amendment..., page 18

4. You note that you are required to have audited financial statements as a public company with securities quoted on the OTC Pink Sheets. Please clarify, as this does not appear to be a requirement to be quoted on the Pink Sheets. Please also revise your disclosure here and elsewhere that you discuss the PCAOB determinations to reflect the fact that the
         PCAOB Board vacated its 2021 determinations, and update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in China.
Security ownership of Certain Beneficial Owners and Management., page 42

5. Please revise your beneficial ownership table so that it is as of the most recent practicable date. See Item 403 of Regulation S-K.
Exhibits

6. Please have counsel revise its legal opinion to reflect the structure of the offering. For example, the legal opinion indicates that this is a resale registration statement that will be conducted at market prices, when this is a primary offering that will take place at a fixed price. Please also remove the assumption that the Company is validly existing and in good standing under the law of the State of Nevada, as counsel must opine that the shares, when sold, will be legally issued, which means that the registrant is validly existing under the laws of the jurisdiction in which it is incorporated. Also have counsel include the date of the opinion.
7. Please file the most recent copy of the company's Articles of Incorporation and Bylaws. It appears that the current Articles and Bylaws included are prior to the time that you redomiciled to Nevada. Please ensure that you disclosure under "Description of Securities to be Registered" reflects the provisions of your current governing documents.
 Zonghan Wu
SSHT S&T Group Ltd.
December 12, 2023
Page 3

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,
FirstName LastNameZonghan Wu
                                                         Division of
Corporation Finance
Comapany NameSSHT S&T Group Ltd.
                                                         Office of Trade &
Services
December 12, 2023 Page 3
cc:       Jeff Turner, Esq.
FirstName LastName